Form 4
United States Securities and Exchange Commission, Washington, DC 20549

Statement of Changes in Beneficial Ownership

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940






1. Name and Address of Reporting Person:
McMaster, Bruce, D.
c/o DDi Corp., 1220 Simon Circle, Anaheim, CA  92806

2. Issuer Name & ticker or trading symbol:
DDi Corp. - DDIC

3. IRS or Social Security Number of Reporting Person (Voluntary) n/a

4. Statement for Month/Year:
7/31/01

5. Relationship of Reporting Person(s) to Issuer:
Director
Officer (President and Chief Executive Officer)

6. If Amendment, Date of Original
n/a

7. Individual or Joint/Group Filing
Form filed by One Reporting Person





Table I - Non-Derivative Securities Beneficially Owned

Title of Security: Common Stock
Transaction Date: 7/6/01
Transaction Code: G, V
Amount: 1,000
Securities Acquired or Dispose of: D (Disposed)
Price: $17.66
Amount of Securities Beneficially Owned at End of Month: 1,012,297 Ownership Form Direct or Indirect: D (Direct)
Nature of Indirect Beneficial Ownership: n/a







Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

Title of Derivative Security: Series L Options
Conversion or Exercise Price of Derivative Security: $2.4358
Transaction Date: n/a
Transaction Code: n/a
Number of Derivative Securities Acquired or Disposed of: n/a
Date Exercisable: 4/11/00
Expiration Date: 10/28/07
Title of Underlying Securities: Common Stock
Amount or Number of Shares of Underlying Securities: 80,145
Price of Derivative Security: n/a
Number of Derivative Securities Beneficially Owned at End of Month: 80,145 Ownership Form of Derivative Securities Direct or Indirect: D (Direct) Nature of Indirect Beneficial Ownership: n/a

Title of Derivative Security: Series B Options
Conversion or Exercise Price of Derivative Security: $21.79
Transaction Date: n/a
Transaction Code: n/a
Number of Derivative Securities Acquired or Disposed of: n/a
Date Exercisable: 12/31/01
Expiration Date: 7/23/08
Title of Underlying Securities: Common Stock
Amount or Number of Shares of Underlying Securities: 114,005
Price of Derivative Security: n/a
Number of Derivative Securities Beneficially Owned at End of Month: 114,005 Ownership Form of Derivative Securities Direct or Indirect: D (Direct) Nature of Indirect Beneficial Ownership: n/a

Title of Derivative Security: Series C Options
Conversion or Exercise Price of Derivative Security: $14.00
Transaction Date: n/a
Transaction Code: n/a
Number of Derivative Securities Acquired or Disposed of: n/a
Date Exercisable: 4/14/04 (1)
Expiration Date: 4/14/10
Title of Underlying Securities: Common Stock
Amount or Number of Shares of Underlying Securities: 50,000
Price of Derivative Security: n/a
Number of Derivative Securities Beneficially Owned at End of Month: 50,000 Ownership Form of Derivative Securities Direct or Indirect: D (Direct) Nature of Indirect Beneficial Ownership: n/a

Title of Derivative Security: Series D Options
Conversion or Exercise Price of Derivative Security: $12.00
Transaction Date: n/a
Transaction Code: n/a
Number of Derivative Securities Acquired or Disposed of: n/a
Date Exercisable: 4/25/04 (1)
Expiration Date: 4/25/10
Title of Underlying Securities: Common stock
Amount or Number of Shares of Underlying Securities: 46,000
Price of Derivative Security: n/a
Number of Derivative Securities Beneficially Owned at End of Month: 46,000 Ownership Form of Derivative Securities Direct or Indirect: D (Direct) Nature of Indirect Beneficial Ownership: n/a

Title of Derivative Security: Series F Options
Conversion or Exercise Price of Derivative Security: n/a
Transaction Date: n/a
Transaction Code: n/a
Number of Derivative Securities Acquired or Disposed of: n/a
Date Exercisable: 4/17/05 (1)
Expiration Date: 4/17/11
Title of Underlying Securities: Common stock
Amount or Number of Shares of Underlying Securities: 80,000
Price of Derivative Security: n/a
Number of Derivative Securities Beneficially Owned at End of Month: 80,000 Ownership Form of Derivative Securities Direct or Indirect: D (Direct) Nature of Indirect Beneficial Ownership: n/a


Explanation of Responses:
Mr. McMaster is a Director of DDi Corp. and its President and Chief Executive Officer.

(1) Options vest in installments over four years beginning on the first anniversary of award.


Signature of Reporting Person: Bruce McMaster
Date: 8/7/01





Intentional misstatements or omissions of facts constitute
Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for Procedure
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